UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41634

HUB CYBER SECURITY LTD.

(Translation of registrant’s name into English)

30 Hacharoshet Street

Or Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

CONTENTS

Proxy Statement for Annual General Meeting of Shareholders

On August 4, 2026, the Company published a notice that it will hold the 2026 Annual General Meeting of Shareholders (the “Meeting”) on September 8, 2026. Attached is the proxy statement for the Meeting.

Furnished herewith as Exhibit 99.1 is the following document:

Notice and Proxy Statement for the Meeting to be held on September 8, 2026.

EXHIBITS

Exhibit	Description
99.1	Notice and Proxy Statement for the 2026 Annual General Meeting to be held on September 8, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUB CYBER SECURITY LTD.

Date: August 4, 2026	By:	/s/ Limor Zur-Stoller
	Name:	Limor Zur-Stoller
	Title:	Chief Financial Officer

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